As filed with the Securities and Exchange Commission on February 27, 2025

Securities Act File No. 333-283109

Investment Company Act File No. 811-22432

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
(Check appropriate box or boxes)
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 2 ☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
Amendment No. 40 ☒

OXFORD LANE CAPITAL CORP.

(Exact name of Registrant as specified in charter)

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
(Address of Principal Executive Offices)
Registrant’s telephone number, including Area Code: (203) 983-5275

Jonathan H. Cohen
Chief Executive Officer
Oxford Lane Capital Corp.
8 Sound Shore Drive, Suite 255
Greenwich, CT 06830
(Name and address of agent for service)

COPIES TO:

Harry S. Pangas, Esq.
Philip T. Hinkle, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006
Tel: (202) 261-3300
Fax: (202) 261-3333

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☒	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-283109

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-283109 and 811-22432) of Oxford Lane Capital Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements

The following financial statements of Oxford Lane Capital Corp. have been incorporated by reference in Part A of the Registration Statement:

Financial Statements for the Year Ended March 31, 2024 (Audited)

Statement of Assets and Liabilities

Schedule of Investments

Statement of Operations

Statements of Changes in Net Assets

Statement of Cash Flows

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

Supplemental Information

Financial Statements for the Six Months Ended September 30, 2024 (Unaudited)

Statement of Assets and Liabilities

Schedule of Investments

Statement of Operations

Statements of Changes in Net Assets

Statement of Cash Flows

Notes to Financial Statements

Supplemental Information

2. Exhibits

Exhibit Number	Description
a.1	Articles of Amendment and Restatement(1)
a.2	Amendment to the Articles of Amendment Increasing Authorized Shares, dated January 31, 2020(5)
a.3	Amendment to the Articles of Amendment Increasing Authorized Shares, dated November 7, 2024(17)
a.4	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 6.00% Series 2029, Appendix B thereto relating to the Term Preferred Shares, 6.25% Series 2027, Appendix C thereto relating to the Term Preferred Shares, 6.75% Series 2024, and Appendix D thereto relating to Term Preferred Shares, 7.125% Series 2029(11)
b.	Third Amended and Restated Bylaws(10)
d.1	Form of Common Stock Certificate(1)
d.2	Base Indenture, dated as of March 16, 2021, by and between Oxford Lane Capital Corp. and U.S. Bank National Association, as trustee(7)
d.3	Specimen 6.25% Series 2027 Term Preferred Stock Certificate(5)
d.4	Statement of Eligibility of Trustee on Form T-1(17)
d.5	First Supplemental Indenture, dated as of March 16, 2021, relating to the 6.75% Notes due 2031, by and between Oxford Lane Capital Corp. and U.S. Bank National Association, as trustee(7)
d.6	Form of 6.75% Notes due 2031 (Included as Exhibit A of Exhibit d.5 hereto).
d.7	Specimen 6.00% Series 2029 Term Preferred Stock Certificate(8)
d.8	Second Supplemental Indenture, dated as of January 13, 2022, relating to the 5.00% Notes due 2027, by and between Oxford Lane Capital Corp. and U.S. Bank National Association, as trustee(9)
d.9	Form of 5.00% Notes due 2027 (Included as Exhibit A of Exhibit d.8 hereto).
d.10	Specimen 7.125% Series 2029 Term Preferred Stock Certificate(10)

Exhibit Number	Description
d.11	Third Supplemental Indenture, dated as of July 8, 2024, relating to the 8.75% Notes due 2030, by and between Oxford Lane Capital Corp. and U.S. Bank Trust Company, National Association, as trustee(14)
d.12	Form of 8.75% Notes due 2030 (Included as Exhibit A of Exhibit d.11 hereto).
d.13	Fourth Supplemental Indenture, dated as of February 27, 2025, relating to the 7.95% Notes due 2032, by and between Oxford Lane Capital Corp. and U.S. Bank Trust Company, National Association, as trustee*
d.14	Form of 8.75% Notes due 2030 (Included as Exhibit A of Exhibit d.13 hereto).
e.	Second Amended and Restated Distribution Reinvestment Plan(3)
g.	Form of Investment Advisory Agreement by and between Registrant and Oxford Lane Management, LLC(1)
h.1	Form of Underwriting Agreement(2)
h.2	Equity Distribution Agreement, dated June 4, 2020, by and among Oxford Lane Capital Corp., Oxford Lane Management, LLC, Oxford Funds, LLC, and Ladenburg Thalmann & Co. Inc.(6)
h.3	Amended and Restated Equity Distribution Agreement, dated September 9, 2022, by and among Oxford Lane Capital Corp., Oxford Lane Management, LLC, Oxford Funds, LLC, Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc.(11)
h.4	Amendment No. 1 to the Amended and Restated Equity Distribution Agreement, dated as of September 9, 2022, by and among Oxford Lane Capital Corp., Oxford Lane Management, LLC, Oxford Funds, LLC and Ladenburg Thalmann & Co. Inc., as sales agent.(13)
h.5	Amendment No. 2 to the Amended and Restated Equity Distribution Agreement, dated as of September 9, 2022, by and among Oxford Lane Capital Corp., Oxford Lane Management, LLC, Oxford Funds, LLC, Ladenburg Thalmann & Co. Inc. and Lucid Capital Markets, LLC, as sales agents(15)
h.6	Amendment No. 3 to the Amended and Restated Equity Distribution Agreement, dated as of September 9, 2022, by and among Oxford Lane Capital Corp., Oxford Lane Management, LLC, Oxford Funds, LLC, and Lucid Capital Markets, LLC and Ladenburg Thalmann & Co., Inc., as sales agents(18)
h.7	Underwriting Agreement, dated February 19, 2025, between the Company and Lucid Capital Markets, LLC, as representative of the underwriters named in Schedule I thereto*
j.	Form of Custodian Agreement by and between Registrant and U.S. Bank National Association(4)
k.1	Form of Administration Agreement by and between Registrant and BDC Partners, LLC(1)
l.1	Opinion and Consent of Dechert LLP(17)
l.2	Opinion and Consent of Dechert LLP(18)
l.3	Opinion and Consent of Dechert LLP*
n.1	Consent of the Independent Registered Public Accounting Firm(17)
r.	Code of Ethics and Insider Trading Policy(16)
s.1	Power of Attorney(17)
s.2	Filing Fees Table(17)

*	Filed herewith.
(1)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-167803) filed on November 30, 2010.
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-183228) filed on October 5, 2012.
(3)	Incorporated by reference to Exhibit 99.77Q1 to the Registrant’s annual report on Form NSAR-B filed on May 29, 2015.
(4)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-195652) filed on September 3, 2014.
(5)	Incorporated by reference to Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-225462 and 811-22432) filed on February 7, 2020.
(6)	Incorporated by referenced to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-236574 and 814-22432) filed on June 4, 2020.
(7)	Previously filed on March 16, 2021 with Registrant’s Current Report on Form 8-K and incorporated by reference herein.
(8)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-236574 and 814-22432) filed on August 17, 2021.
(9)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-236574 and 814-22432) filed on January 13, 2022.
(10)	Incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-236574 and 814-22432) filed on June 16, 2022.
(11)	Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-236574) filed on September 9, 2022.
(12)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-236574 and 811-22432) filed on May 31, 2023.
(13)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-272286 and 811-22432) filed on November 15, 2023.
(14)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-272286 and 811-22432) filed on July 8, 2024.
(15)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-272286 and 811-22432) filed on July 29, 2024.
(16)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-272286 and 811-22432) filed on August 24, 2023.
(17)	Incorporated by reference to the Registrant's Registration Statement on Form N-2 (File Nos. 333-283109 and 811-22432) filed on November 8, 2024.
(18)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-283109 and 811-22432) filed on November 12, 2024.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in the prospectus contained herein is incorporated herein by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$-	(1)
FINRA filing fee	-	(2)
NASDAQ Global Select Market	-	(2)
Printing and postage	-	(2)
Legal fees and expenses	-	(2)
Accounting fees and expenses	-	(2)
Miscellaneous	-	(2)
Total	$-	(2)

(1)	In accordance with Rules 456(b), 457(r) and 415(a)(6) promulgated under the Securities Act, we are deferring payment of all of the registration fees. Any registration fees will be paid subsequently on a pay-as-you-go basis.
(2)	These fees will be calculated based on the securities offered and the number of issuances and accordingly, cannot be estimated at this time. These fees, if any, will be reflected in the applicable prospectus supplement.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The information contained under the headings “Management,” “Certain Relationships and Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein is incorporated herein by reference.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of the Registrant’s common stock at November 5, 2024.

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	129

ITEM 30. INDEMNIFICATION

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability for money damages to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended, or the “1940 Act.”

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Lane Management, LLC, or the “investment adviser,” and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Oxford Funds, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Oxford Funds, LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, or the “Securities Act,” may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser, and each managing director, director or executive officer of the investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management,” “Investment Advisory Agreement” and “Portfolio Management - Investment Personnel.” Additional information regarding the investment adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71654), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Oxford Lane Capital Corp., 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830;

(2)	the Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021;

(3)	the Custodian, U.S. Bank National Association, 8 Greenway Plaza Suite 1100, Houston, TX 77046; and

(4)	the Investment Adviser, Oxford Lane Management, LLC, 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

Not applicable.

(2)	Not applicable.

(3)	The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs 3(a)(1), 3(a)(2), and 3(a)(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of Form N-2 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser,

(1)	If the Registrant is relying on Rule 430B;

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	The portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	The Registrant undertakes that:

(a)	For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)	The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on the 27th day of February, 2025.

OXFORD LANE CAPITAL CORP.

By:	/s/ Jonathan H. Cohen
Jonathan H. Cohen Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the 27th day of February, 2025.

Signature	Title

/s/ Jonathan H. Cohen	Chief Executive Officer and
Jonathan H. Cohen	Director (Principal Executive Officer)
*	Chairman of the Board and Director
Mark J. Ashenfelter
*	Director
John Reardon
*	President and Director
Saul B. Rosenthal
*	Director
David S. Shin
/s/ Bruce L. Rubin	Chief Financial Officer
Bruce L. Rubin	(Principal Financial and Accounting Officer)

*By:	/s/ Jonathan H. Cohen
Name: Jonathan H. Cohen
Title: Attorney-in-fact
(Pursuant to Powers of Attorney dated November 8, 2024)